Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EnLink Midstream, LLC

Commission File No. 001-36336

Date: December 11, 2024

The following communication was distributed to ONEOK, Inc. and EnLink Midstream, LLC employees on December 11, 2024.

Form S-4 Filing, including Preliminary Proxy Statement/Prospectus

Subject: Message From Pierce Norton and Jesse Arenivas – Form S-4 Including Preliminary Proxy Statement/Prospectus Filed

To ONEOK and EnLink Employees:

We are pleased to share that we've reached an important step in ONEOK's planned acquisition of the remaining publicly held common units in EnLink Midstream, LLC. On December 9, 2024, ONEOK filed a Registration Statement on Form S-4, which includes a preliminary proxy statement of EnLink and a preliminary prospectus of ONEOK. The Form S-4 will register with the Securities Exchange Commission (SEC) the shares of ONEOK common stock to be received by EnLink unitholders as merger consideration. After an SEC comment period, ONEOK and EnLink expect to submit definitive filings, which would include details about the EnLink unitholder special meeting to approve the transaction.

We invite you to review this overview of our integration planning process, which now includes a snapshot of the key milestones expected before closing of the acquisition, as well as information about the phased approach to integration.

While the acquisition proceeds through the required processes, our joint integration planning team will continue to meet regularly to plan for the integration of EnLink. We encourage you to continue submitting questions to our dedicated inboxes at IntegrationQuestions@oneok.com for ONEOK employees and Questions@enlink.com for EnLink employees. Our respective integration hubs on ONEOK Online and EnSite also continue to house all information about integration.

This is an important time for ONEOK and EnLink. Thank you for remaining focused on maintaining uninterrupted business operations as we continue to navigate this process. As always, stay safe.

Sincerely,

Pierce Norton

President and CEO of ONEOK

Chairman of the EnLink Midstream Board of Directors

Jesse Arenivas

President and CEO of EnLink Midstream

NO OFFER OR SOLICITATION:

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where To Find It:

In connection with the proposed transaction, ONEOK has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued pursuant to the proposed transaction, which includes a preliminary prospectus of ONEOK and a preliminary proxy statement of EnLink (the “proxy statement/prospectus”). Each of ONEOK and EnLink may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement, proxy statement/prospectus or any other document which ONEOK or EnLink may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. After the Registration Statement has been declared effective, the definitive proxy statement/prospectus (if and when available) will be mailed to EnLink unitholders. Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by ONEOK and EnLink with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov.  Copies of documents filed with the SEC by ONEOK, including the definitive proxy statement/prospectus (when available) will be available free of charge from ONEOK’s website at www.oneok.com under the “Investors” tab. Copies of documents filed with the SEC by EnLink, including the definitive proxy statement/prospectus (when available) will be available free of charge from EnLink’s website at www.enlink.com under the “Investors” tab.

Participants in the Solicitation:

ONEOK, EnLink and certain of their (or EnLink’s managing member’s) respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 27, 2024, and its revised definitive proxy statement for the 2024 annual meeting of shareholders filed with the SEC on May 1, 2024, and in the definitive proxy statement/prospectus (when available). Information about the directors and executive officers of EnLink’s managing member is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024, and in the definitive proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by ONEOK and EnLink will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ONEOK, including the definitive proxy statement/prospectus (when available) will be available free of charge from ONEOK’s website at www.oneok.com and copies of documents filed with the SEC by EnLink, including the definitive proxy statement/prospectus (when available) will be available free of charge from EnLink’s website at www.enlink.com.

FORWARD-LOOKING STATEMENTS:

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or EnLink expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “opportunity,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “target,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the expected closing of the proposed transaction and the timing thereof, and descriptions of ONEOK, EnLink and their combined operations after giving effect to the proposed transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK will not be able to successfully integrate EnLink’s business; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings following the proposed transaction may be different from what ONEOK expects; the risk that a condition to closing of the proposed transaction may not be satisfied, that a party may terminate the merger agreement relating to the proposed transaction or that the closing of the proposed transaction might be delayed or not occur at all; the possibility that EnLink unitholders may not approve the proposed transaction; the risk of potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; risks related to the occurrence of any other event, change or circumstance that could give rise to the termination of the merger agreement related to the proposed transaction; the risk that changes in ONEOK’s capital structure could have adverse effects on the market value of its securities; risks related to the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on each of the companies’ operating results and business generally; the risk that the proposed transaction could distract ONEOK’s and EnLink’s respective management teams from ongoing business operations or cause either of the companies to incur substantial costs; risks related to the impact of any economic downturn and any substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or EnLink’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the SEC’s website at www.sec.gov, and those detailed in EnLink’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on EnLink’s website at http://www.EnLink.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that ONEOK and EnLink believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, neither ONEOK nor EnLink undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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